Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Autocallable Contingent Coupon Equity Linked Securities Linked to the Worst Performing of the Dow Jones Industrial AverageTM, the Russell 2000® Index and the Nasdaq-100 Index® Due April 4, 2024

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	Dow Jones Industrial AverageTM, Russell 2000® Index and Nasdaq-100 Index®
Pricing date:	March 29, 2019
Valuation dates:	April 29, 2019, May 29, 2019, July 1, 2019, July 29, 2019, August 29, 2019, September 30, 2019, October 29, 2019, November 29, 2019, December 30, 2019, January 29, 2020, March 2, 2020, March 30, 2020, April 29, 2020, May 29, 2020, June 29, 2020, July 29, 2020, August 31, 2020, September 29, 2020, October 29, 2020, November 30, 2020, December 29, 2020, January 29, 2021, March 1, 2021, March 29, 2021, April 29, 2021, June 1, 2021, June 29, 2021, July 29, 2021, August 30, 2021, September 29, 2021, October 29, 2021, November 29, 2021, December 29, 2021, January 31, 2022, February 28, 2022, March 29, 2022, April 29, 2022, May 31, 2022, June 29, 2022, July 29, 2022, August 29, 2022, September 29, 2022, October 31, 2022, November 29, 2022, December 29, 2022, January 30, 2023, February 28, 2023, March 29, 2023, May 1, 2023, May 30, 2023, June 29, 2023, July 31, 2023, August 29, 2023, September 29, 2023, October 30, 2023, November 29, 2023, December 29, 2023, January 29, 2024, February 29, 2024 and April 1, 2024 (the “final valuation date”)
Maturity date:	April 4, 2024
Contingent coupon payment dates:	The fifth business day after each valuation date, except that the contingent coupon payment date following the final valuation date will be the maturity date
Contingent coupon:	Between 0.6125% and 0.8625% per month (between 7.35% and 10.35% per annum)*, only if the closing value of the worst performing underlying on the relevant valuation date is greater than or equal to its coupon barrier value. You are not assured of receiving any contingent coupon payments on the securities.
Automatic early redemption:	If, on any potential autocall date, the closing value of the worst performing underlying on that potential autocall date is greater than or equal to its initial underlying value, each security you then hold will be automatically called on that potential autocall date for redemption on the immediately following contingent coupon payment date for an amount in cash equal to $1,000 plus the related contingent coupon payment. The automatic early redemption feature may significantly limit your potential return on the securities. If the worst performing underlying performs in a way that would otherwise be favorable, the securities are likely to be automatically called for redemption prior to maturity, cutting short your opportunity to receive contingent coupon payments. The securities may be automatically called for redemption as early as the first potential autocall date specified below.
Potential autocall dates:	Each valuation date in March, June, September and December, beginning in March 2020 and ending in December 2023
Coupon barrier value:	For each underlying, 70% of its initial underlying value
Final barrier value:	For each underlying, 60% of its initial underlying value
Payment at maturity (if the securities are not earlier automatically redeemed):

If the securities are not automatically redeemed prior to maturity, you will receive at maturity for each security you then hold:

▪  If the final underlying value of the worst performing underlying on the final valuation date is greater than or equal to its coupon barrier value:

$1,000 + the contingent coupon payment due at maturity

▪  If the final underlying value of the worst performing underlying on the final valuation date is less than its coupon barrier value but greater than or equal to its final barrier value: $1,000

▪  If the final underlying value of the worst performing underlying on the final valuation date is less than its final barrier value:

$1,000 + ($1,000 × the underlying return of the worst performing underlying on the final valuation date)

If the securities are not automatically redeemed prior to maturity and the final underlying value of the worst performing underlying on the final valuation date is less than its final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity, and you will not receive any contingent coupon payment at maturity. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17326YPS9 / US17326YPS99

* The actual contingent coupon rate will be determined on the pricing date

Key Definitions
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the final valuation date
Underlying return:	For each underlying on any valuation date, (i) its closing value on that valuation date minus its initial underlying value, divided by (ii) its initial underlying value
Worst performing underlying:	For any valuation date, the underlying with the lowest underlying return determined as of that valuation date
Hypothetical Payment at Maturity(1)
Hypothetical Underlying Return of Worst Performing Underlying on the Final Valuation Date	Hypothetical Payment at Maturity per Security
50.00%	$1,000.00
20.00%	$1,000.00
15.00%	$1,000.00
10.00%	$1,000.00
5.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-40.01%	$599.90
-50.00%	$500.00
-100.00%	$0.00

(1) Assumes the securities are not automatically redeemed prior to maturity. Does not include the final contingent coupon payment, if applicable. Does not illustrate how contingent coupon payments may or may not be made over the term of the securities. Each security has a stated principal amount of $1,000.00.

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated February 26, 2019

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations

•    You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value of the worst performing underlying on the final valuation date. If the final underlying value of the worst performing underlying on the final valuation date is less than its final barrier value, you will lose 1% of the stated principal amount of the securities for every 1% by which the worst performing underlying has declined from its initial underlying value. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•    You will not receive any contingent coupon on the contingent coupon payment date following any valuation date on which the closing value of the worst performing underlying on that valuation date is less than its coupon barrier value.

•    The securities are subject to the risks of all of the underlyings and will be negatively affected if any of the underlyings perform poorly, even if the other underlyings perform well.

•    The return on the securities depends solely on the performance of the worst performing underlying, and you will not benefit in any way from the performance of the better performing underlyings.

•    You will be subject to risks relating to the relationship among the underlyings. The less correlated the underlyings, the more likely it is that any one of the underlyings will perform poorly over the term of the securities. All that is necessary for the securities to perform poorly is for one of the underlyings to perform poorly.

•    The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupon payments.

•    The securities offer downside exposure, but no upside exposure, to the underlyings.

•    The securities are particularly sensitive to the volatility of the closing values of the underlyings on or near the valuation dates. Whether the contingent coupon will be paid, whether the securities will be automatically redeemed and whether you are repaid your principal at maturity will depend on the closing values of the worst performing underlying solely on the applicable valuation dates.

•    The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•    The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•    The estimated value of the securities on the pricing date will be less than the issue value. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•    The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•    The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•    The issuer and its affiliates may have economic interests that are adverse to yours as a result of its and their affiliates’ business activities.

•    The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com